390 E. Parkcenter Blvd., Boise, ID 83706
Tel:  208.424.1027    Fax:  208.424.1030

February 3, 2014 VIA EDGAR Office of Chief Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	U.S. Geothermal Inc.
Registration Statement on Form S-3
File No. 333-192611

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), U.S. Geothermal Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s registration statement on Form S-3, File No. 333-192611 (the “Registration Statement”) to February 4, 2014 at 4:30 p.m. (Eastern) or as soon thereafter as is practicable.

The Company hereby undertakes that, in any prospectus supplement and accompanying prospectus filed with the Commission under the Registration Statement or in any post-effective amendment to the Registration Statement filed with the Commission, or in any report filed with the Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, in which the Company states the net proceeds received from sales of its common stock pursuant to the Purchase Agreement entered into on May 21, 2012 with Lincoln Park Capital Fund, LLC, as amended, the Company shall also state the gross proceeds from such sales and describe the kinds of costs and expenses payable by the Company in connection with such sales.

The Company hereby acknowledges that:

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should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Thank you for your review of the filing.  If you have any questions with respect to this letter, please contact the undersigned at (208) 424-1027, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

U.S. Geothermal Inc.

By: /s/ Kerry D. Hawkley
Kerry D. Hawkley
Chief Financial Officer

cc:           Kimberley R. Anderson, Dorsey & Whitney LLP